Exhibit 99.1

For Immediate Release

RRSAT SCHEDULES FIRST QUARTER 2011 RESULTS RELEASE FOR MAY 16, 2011
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Conference Call Scheduled for May 16, 2011 at 10:00am ET

REEM, Israel – May 2, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it will be releasing its  2011 first quarter results on Monday, May 16, 2011 before US markets open.

The Company will also be hosting a conference call on the same day, at 10:00 am ET. On the call, Mr. David Rivel, Founder & CEO, Mr. David Aber, CFO, and Mr. Lior Rival, VP Sales and Marketing, will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-281-1167
UK Dial-in Number: 0-800-051-8913
Israel Dial-in Number: 03-918-0664
International Dial-in Number:  +972-3-918-0664
at:
10:00 am Eastern Time; 7:00 am Pacific Time; 3:00 pm UK Time; 5:00 pm Israel Time

Replay
A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website at: www.rrsat.com.  In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers:

1-888-295-2634 (US) and +972 3 925 5929 (International).

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 590 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Company Contact Information: David Aber, CFO Tel: +972 8 861 0000 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.